                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X]                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000


                                       OR

[ ]              TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                              --------------  ---------------



                         Commission file number 1-12981

                           --------------------------



                  THE AMETEK 401(K)PLAN FOR ACQUIRED BUSINESSES
                            (Full title of the plan)


                                  AMETEK, Inc.
                 37 North Valley Road, Building 4, P.O. Box 1764
                         Paoli, Pennsylvania 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors

The Administrative Committee
AMETEK 401(K) Plan for Acquired Businesses

We have audited the accompanying statements of financial condition of the AMETEK 401(K) Plan for Acquired Businesses as of December 31, 2000 and 1999, and the related statements of income and changes in plan equity for the year ended December 31, 2000 and the eight month period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK 401(K) Plan for Acquired Businesses at December 31, 2000 and 1999, and the income and changes in plan equity for the year ended December 31, 2000 and the eight month period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                     /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
June 7, 2001

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                            FIXED                                         COMMON
                                           INCOME          BALANCED        EQUITY         STOCK            LOAN             TOTAL
                                            FUND             FUND           FUND           FUND           ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

  Investments at fair value:
    Guaranteed Investment Contracts     $ 1,099,734     $        --     $        --     $        --     $        --      $ 1,099,734
    Vanguard Group of Mutual Funds        3,423,005       9,249,855      14,321,302              --              --       26,994,162
    Fidelity Magellan Fund                       --              --       1,736,650              --              --        1,736,650
    BlackRock Small Cap Fund                     --              --       1,261,213              --              --        1,261,213
    AMETEK, Inc. common stock                    --              --              --         459,465              --          459,465

                                        -----------     -----------     -----------     -----------     -----------      -----------
    Total Investments                     4,522,739       9,249,855      17,319,165         459,465              --       31,551,224

 Receivables:
    Employee contributions                   15,006          45,349         111,692              --              --          172,047
    Employer contributions                    9,202          23,292          54,409              --              --           86,903
    Loans to participants                        --              --              --              --       1,129,331        1,129,331
 Interfund accounts                           3,002           6,699          13,046             309         (23,056)              --
                                        -----------     -----------     -----------     -----------     -----------      -----------
    Total Assets                        $ 4,549,949     $ 9,325,195     $17,498,312     $   459,774     $ 1,106,275      $32,939,505
                                        ===========     ===========     ===========     ===========     ===========      ===========

LIABILITIES AND PLAN EQUITY

 Plan equity                            $ 4,549,949     $ 9,325,195     $17,498,312     $   459,774     $ 1,106,275      $32,939,505
                                        -----------     -----------     -----------     -----------     -----------      -----------
    Total liabilities and
      plan equity                       $ 4,549,949     $ 9,325,195     $17,498,312     $   459,774     $ 1,106,275      $32,939,505
                                        ===========     ===========     ===========     ===========     ===========      ===========


                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 1999

-------------------------------------------------------------------------------------------------------------------------
                                             FIXED                                   COMMON
                                            INCOME        BALANCED       EQUITY       STOCK      LOAN            TOTAL
                                             FUND           FUND          FUND        FUND      ACCOUNT
-------------------------------------------------------------------------------------------------------------------------
ASSETS

 Investments at fair value:
    Guaranteed Investment Contracts       $  293,530     $       --     $       --     $--     $       --      $  293,530

    Vanguard Group of Mutual Funds           674,428      1,730,841      2,957,043      --             --       5,362,312

                                          ----------     ----------     ----------     ---     ----------      ----------
    Total Investments                        967,958      1,730,841      2,957,043      --             --       5,655,842


 Receivables:

    Employee contributions                     6,031         22,237         48,147      --             --          76,415

    Employer contributions                     2,790          9,408         19,089      --             --          31,287

    Loans to participants                         --             --             --      --        360,413         360,413

 Interfund accounts                              742          1,706          2,276      --         (4,724)             --

                                          ----------     ----------     ----------     ---     ----------      ----------
    Total Assets                          $  977,521     $1,764,192     $3,026,555     $--     $  355,689      $6,123,957
                                          ==========     ==========     ==========     ===     ==========      ==========


LIABILITIES AND PLAN EQUITY

 Plan equity                              $  977,521     $1,764,192     $3,026,555     $--     $  355,689      $6,123,957
                                          ----------     ----------     ----------     ---     ----------      ----------
    Total liabilities and plan equity     $  977,521     $1,764,192     $3,026,555     $--     $  355,689      $6,123,957
                                          ==========     ==========     ==========     ===     ==========      ==========


                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                          FIXED                                           COMMON
                                         INCOME          BALANCED          EQUITY         STOCK           LOAN            TOTAL
                                          FUND             FUND             FUND           FUND          ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
  Contributions:
    Employee                          $    156,480     $    596,624     $  1,489,905     $  20,649     $        --     $  2,263,658
    Employer                                87,582          276,960          649,333         9,683              --        1,023,558
    Rollovers from other plans           4,008,532        7,244,040       14,518,976       327,332         655,919       26,754,799

                                      ------------     ------------     ------------     ---------     -----------     ------------
      Total Contributions                4,252,594        8,117,624       16,658,214       357,664         655,919       30,042,015
                                      ------------     ------------     ------------     ---------     -----------     ------------

  Investment Income:
    Interest and dividends                 151,479          327,428          947,665         1,898          49,404        1,477,874
    Net realized and unrealized
      gain (loss) on investments            20,991         (329,468)      (1,841,296)       92,571              --       (2,057,202)

                                      ------------     ------------     ------------     ---------     -----------     ------------
      Total Investment Income (Loss)       172,470           (2,040)        (893,631)       94,469          49,404         (579,328)
                                      ------------     ------------     ------------     ---------     -----------     ------------

      Total Contributions and
                                      ------------     ------------     ------------     ---------     -----------     ------------
        Investment Income                4,425,064        8,115,584       15,764,583       452,133         705,323       29,462,687
                                      ------------     ------------     ------------     ---------     -----------     ------------

DEDUCTIONS

  Withdrawals and terminations            (913,599)        (450,283)      (1,186,922)       (6,832)        (89,503)      (2,647,139)
  Net interfund transfers                   60,963         (104,298)        (105,904)       14,473         134,766               --

                                      ------------     ------------     ------------     ---------     -----------     ------------
      Total                               (852,636)        (554,581)      (1,292,826)        7,641          45,263       (2,647,139)
                                      ------------     ------------     ------------     ---------     -----------     ------------

Increase in plan equity                  3,572,428        7,561,003       14,471,757       459,774         750,586       26,815,548

Plan equity at beginning of year           977,521        1,764,192        3,026,555            --         355,689        6,123,957

                                      ------------     ------------     ------------     ---------     -----------     ------------
Plan equity at end of year            $  4,549,949     $  9,325,195     $ 17,498,312     $ 459,774     $ 1,106,275     $ 32,939,505
                                      ============     ============     ============     =========     ===========     ============


                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                     FOR THE PERIOD ENDED DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------------
                                                FIXED                                        COMMON
                                               INCOME          BALANCED          EQUITY      STOCK        LOAN              TOTAL
                                                FUND             FUND             FUND        FUND       ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
  Contributions:

    Employee                                $    51,823      $   184,623      $   360,337      $--     $        --      $   596,783

    Employer                                     25,489           82,186          151,091       --              --          258,766

    Rollovers from other plans                  912,986        1,479,842        2,300,931       --         355,540        5,049,299

                                            -----------      -----------      -----------      ---     -----------      -----------
        Total Contributions                     990,298        1,746,651        2,812,359       --         355,540        5,904,848
                                            -----------      -----------      -----------      ---     -----------      -----------

  Investment Income:

    Interest and dividends                       23,335           62,198          101,537       --           6,798          193,868

    Net realized and unrealized
      gain (loss) on investments                 (4,668)          (9,169)         123,047       --              --          109,210

                                            -----------      -----------      -----------      ---     -----------      -----------
        Total Investment Income                  18,667           53,029          224,584       --           6,798          303,078
                                            -----------      -----------      -----------      ---     -----------      -----------

        Total Contributions and
                                            -----------      -----------      -----------      ---     -----------      -----------
          Investment Income                   1,008,965        1,799,680        3,036,943       --         362,338        6,207,926
                                            -----------      -----------      -----------      ---     -----------      -----------

DEDUCTIONS

  Withdrawals and terminations                  (15,535)         (10,671)         (57,763)      --              --          (83,969)

  Net interfund transfers                       (15,909)         (24,817)          47,375       --          (6,649)              --

                                            -----------      -----------      -----------      ---     -----------      -----------
        Total Deductions                        (31,444)         (35,488)         (10,388)      --          (6,649)         (83,969)
                                            -----------      -----------      -----------      ---     -----------      -----------

Increase in plan equity                         977,521        1,764,192        3,026,555       --         355,689        6,123,957

Plan equity at beginning of period                   --               --               --       --              --               --

                                            -----------      -----------      -----------      ---     -----------      -----------
Plan equity at end of period                $   977,521      $ 1,764,192      $ 3,026,555      $--     $   355,689      $ 6,123,957
                                            ===========      ===========      ===========      ===     ===========      ===========


                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


1.   DESCRIPTION OF THE PLAN

The AMETEK 401(K) Plan for Acquired Businesses ("the Plan") was established on May 1, 1999 for the benefit of eligible employees of businesses acquired by AMETEK, Inc.

The following brief description of the Plan provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, which provides eligible employees of businesses acquired by AMETEK, Inc. ("AMETEK", or "the Company"), an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in both their contributions to the Plan and in Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees, and certain other limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 2% to 6% of the participants' compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation

Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Guaranteed Investment Contracts ("GICs"), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3.   INVESTMENT PROGRAMS

At December 31, 2000 and 1999, the assets of the Plan were held in a trust administered by the Vanguard Fiduciary Trust Company.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs as of December 31, 2000:

(a)  The Fixed Income Funds:

     The Fixed Income Funds are comprised of the Vanguard Retirement Savings Trust, which invests in a diversified portfolio of GICs issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a more diversified GIC portfolio. The Fixed Income Fund also holds investments in two additional Vanguard Funds: a Total Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:

                                                                                    Balance
                                                                                 at December 31,
                                                                                 ---------------
                                                                            2000                1999
                                                                            ----                ----
         The Vanguard Retirement Savings Trust                           $1,099,734            $293,530
                                                                         ----------            --------
         Mutual Funds:
         Vanguard Prime Money Market Fund *                               2,589,541             505,362
         Vanguard Total Bond Market Index Fund (cost 2000-
              $817,565 and 1999 - $173,047)                                 833,464             169,066
                                                                         ----------            --------

                                                                          3,423,005             674,428
                                                                         ----------            --------

         Total Fixed Income Fund investments                             $4,522,739            $967,958
                                                                         ==========            ========


          * At December 31, investment represents 5% or more of the fair value of the Plan's net assets.

     Income on the GICs is earned at interest rates ranging from 5.1% to 8.2% for the year ended December 31, 2000 and 5.0% to 8.0% for the period ended December 31, 1999. Variable-rate contracts are reset quarterly, but will not fall below zero. Contracts with fixed rates of interest through maturity also ranged between 5.1% and 8.2% for the Plan year ended December 31, 2000 and 5.0% to 8.0% for the period ended December 31, 1999. The weighted average crediting interest rate for the Vanguard Retirement Savings Trust was approximately 6.2% for 2000 and 5.9% for 1999. The average yield for all investments within the Fixed Income Fund was 5.5% for the Plan year ended December 31, 2000 and 4.8% for the eight month period ended December 31, 1999, net of investment expenses.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


3.   INVESTMENT PROGRAMS (continued)

(b)  The Balanced Funds:

     Participants investing in the Balanced Funds have two alternatives for allocating their accounts:

1. Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

2. Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.

     At December 31, the investments of the Balanced Funds consisted of the following:

                                                              2000                                         1999
                                              --------------------------------------     -----------------------------------------
                                              Number of                     Market       Number of                        Market
                                               Shares         Cost           Value         Shares          Cost            Value
                                              ------------------------------------------------------------------------------------
Vanguard LifeStrategy Growth Funds *          442,995      $7,992,047     $7,681,046       73,991       $1,277,730      $1,312,238
Vanguard Wellington Fund                       55,612       1,576,751      1,568,809       14,972          463,585         418,603
                                              -------      ----------     ----------       ------       ----------      ----------

  Total Balanced Fund                         498,607      $9,568,798     $9,249,855       88,963       $1,741,315      $1,730,841
                                              =======      ==========     ==========       ======       ==========      ==========


* At December 31, investment represents 5% of more of the fair value of the Plan's net assets.

(c)  The Equity Funds:

     The Equity Funds consist of mutual funds primarily in the Vanguard Group of Equity Funds. The fund includes the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard International Growth Fund, the Vanguard Small-Cap Index Fund and the Vanguard 500 Index Fund. Equity Fund participants may also invest in the Fidelity Magellan Fund, which is a broadly diversified mutual fund investing in a wide range of worldwide stocks and other types of investments.

     The BlackRock Small Cap Growth Portfolio is also included in the Equity Fund. Both the Vanguard funds and the BlackRock fund seek long-term capital appreciation.

     All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds have significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



3.   INVESTMENT PROGRAMS (continued)


     At December 31, the investments of the Equity Fund consisted of the following:

                                                    2000                                     1999
                                      ------------------------------------     ---------------------------------
                                      Number                     Market        Number                     Market
                                        Of           Cost         Value          of          Cost         Value
                                      Shares                                   Shares
                                      --------------------------------------------------------------------------
Vanguard Group of Equity Funds:
   Vanguard Windsor II Fund            32,639    $   875,341    $  887,785       8,106   $  242,659   $  202,416
   Vanguard PRIMECAP Fund *           112,944      7,443,836     6,819,565      15,655      911,385      971,687
   Vanguard Int'l Growth Fund          33,137        699,931       625,297       4,633       93,493      104,194
   Vanguard Small-Cap Index Fund       30,621        683,508       595,279       1,464       33,821       34,557
   Vanguard 500 Index Fund *           44,259      5,773,123     5,393,376      12,149    1,554,639    1,644,189
                                      -------    -----------   -----------      ------   ----------   ----------
      Total Vanguard Funds            253,600     15,475,739    14,321,302      42,007    2,835,997    2,957,043
                                      -------    -----------   -----------      ------   ----------   ----------

Fidelity Magellan Fund *               14,557      1,908,827     1,736,650          --           --           --
                                      -------    -----------   -----------      ------   ----------   ----------

Black Rock Small Cap. Fund             64,578      1,701,074     1,261,213          --           --           --
                                      -------    -----------   -----------      ------   ----------   ----------

       Total Equity Fund              332,735    $19,085,640   $17,319,165      42,007   $2,835,997   $2,957,043
                                      =======    ===========   ===========      ======   ==========   ==========

          * At December 31, investment represents 5% of more of the fair value of the Plan's net assets.

(d)  The Common Stock Fund:

     At December 31, 2000, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock. At December 31, 2000, the investment consisted of 53,991 shares having a cost of $370,106 and a market value of $459,464. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market, directly from AMETEK, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

     A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

     There were approximately 1,300 participants in the Plan at December 31, 2000. Participants generally invest in more than one fund.

4.   LOAN ACCOUNTS RECEIVABLE

     Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2000 ranged between 7.75% and 11.5%.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income at December 31, are as follows:

                                                      2000                1999
--------------------------------------------------------------------------------
Fixed Income Fund
Realized gain (loss)                            $     1,111         $      (687)
Change in net unrealized gain (loss)                 19,880              (3,981)
                                                -----------         -----------
Total Fixed Income Fund                              20,991              (4,668)

                                                -----------         -----------

Balanced Fund
Realized (loss) gain                                (20,999)              1,305
Change in net unrealized loss                      (308,469)            (10,474)
                                                -----------         -----------
Total Balanced Fund                                (329,468)             (9,169)
                                                -----------         -----------


Equity Fund
Realized gain                                        46,225               2,001
Change in net unrealized (loss) gain             (1,887,521)            121,046
                                                -----------         -----------
Total Equity Fund                                (1,841,296)            123,047
                                                -----------         -----------


Common Stock Fund
Realized gain                                         3,213                  --
Change in net unrealized gain                        89,358                  --
                                                -----------         -----------
Total Common Stock Fund                              92,571                  --
                                                -----------         -----------


Total net realized and unrealized (loss)
  gain included in investment income            $(2,057,202)        $   109,210
                                                ===========         ===========

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:

                                        -------------------------------------------------------------------------------------------
                                                                                                      Common
                                         Fixed Income          Balanced           Equity               Stock              Total
                                             Fund                Fund              Fund                 Fund
-----------------------------------------------------------------------------------------------------------------------------------
Balance May 1, 1999                     $        --         $        --         $        --         $        --        $        --
Change for the period ended 1999             (3,981)            (10,474)            121,046                  --            106,591
                                        -----------         -----------         -----------         -----------        -----------
Balance December 31, 1999                    (3,981)            (10,474)            121,046                  --            106,591
Change for the year 2000                     19,880            (308,469)         (1,887,521)             89,358         (2,086,752)
                                        -----------         -----------         -----------         -----------        -----------
Balance December 31, 2000               $    15,899         $  (318,943)        $(1,766,475)        $    89,358        $(1,980,161)
                                        ===========         ===========         ===========         ===========        ===========

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



6.   FEDERAL INCOME TAX STATUS

     The Plan will apply for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401 of the Internal Revenue Code, and would, therefore, be exempt from federal income tax. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from Federal income tax.

     Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made.

7.   EXPENSES

     The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For all Plan periods presented, the Company elected to pay such expenses directly.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



8.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     The following is a reconciliation of Plan equity at December 31, 2000 and 1999, presented in the financial statements in accordance with accounting principles generally accepted in the United States, and the reduction for amounts owed to former participants upon withdrawal and termination from the Plan for the year ended December 31, 2000 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported as liabilities on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under accounting principles generally accepted in the United States.

                                      ----------------------------------------------------------------------------------------------
                                       Fixed                                              Common
                                       Income          Balanced          Equity            Stock          Loan            Total
                                        Fund             Fund             Fund             Fund          Account
------------------------------------------------------------------------------------------------------------------------------------
Plan Equity
  December 31, 2000:
    Plan equity reported in the
      financial statements            $4,549,949       $9,325,195      $17,498,312       $459,774       $1,106,275      $32,939,505
    Amounts owed to former
      Participants                       (59,620)        (308,797)        (386,913)          (249)         (25,021)        (780,600)
                                      ----------       ----------      -----------       --------       ----------      -----------
    Plan equity (net assets)
      reported on Form 5500           $4,490,329       $9,016,398      $17,111,399       $459,525       $1,081,254      $32,158,905
                                      ==========       ==========      ===========       ========       ==========      ===========
Plan Equity
  December 31, 1999:
    Plan equity reported in the
      financial statements            $  977,521       $1,764,192      $ 3,026,555       $     --       $  355,689      $ 6,123,957
    Amounts owed to former
      Participants                        (2,107)          (3,455)          (8,472)            --               --          (14,034)
                                      ----------       ----------      -----------       --------       ----------      -----------
    Plan equity (net assets)
      reported on Form 5500           $  975,414       $1,760,737      $ 3,018,083       $     --       $  355,689      $ 6,109,923
                                      ==========       ==========      ===========       ========       ==========      ===========
Withdrawals and Terminations
Year ended December 31, 2000:
  Withdrawals and terminations
   reported in the financial
   statements                         $  913,599       $  450,283      $ 1,186,922       $  6,832       $   89,503      $ 2,647,139
  Add:  Amounts owed to
   Former participants at
   December 31, 2000                      59,620          308,797          386,913            249           25,021          780,600
  Less:  Amounts owed to
   Former participants at
   December 31, 1999                      (2,107)          (3,455)          (8,472)            --               --          (14,034)
                                      ----------       ----------       ----------       --------       ----------      -----------
  Payments to provide benefits
   Reported on Form 5500              $  971,112       $  755,625      $ 1,565,363       $  7,081       $  114,524      $ 3,413,705
                                      ==========       ==========      ===========       ========       ==========      ==========='

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 The AMETEK 401(K) Plan
                                                 for Acquired Businesses
                                               --------------------------
                                                    (Name of Plan)


Dated:  June 18, 2001                     By:  /s/ John J. Molinelli
                                               --------------------------
                                               John J. Molinelli, Member,
                                               Administrative Committee

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                                  EXHIBIT INDEX


Exhibit Number             Description
--------------             -----------
      23                   Consent of Independent Auditors